Connect Holdings Limited
(Bermuda company registration no. 38611)
Clarendon House,
2 Church Street
Hamilton HM 11
Bermuda

7 June 2007

Dear PacNet Optionholder:

Revised Offer

We refer to our letter dated 2 May 2007 formally making the Options Proposal to you and enclosing a copy of the Offer to Purchase dated 2 May 2007 (the Options Proposal).

This letter, together with the enclosed Letter to Pacific Internet Shareholders, should be read and construed together with the Options Proposal and the Offer to Purchase. Terms defined in the Offer to Purchase, unless otherwise defined herein, have the same meaning when used in this letter.

Connect Holdings Limited (Connect) is pleased to announce that it has revised the price of its voluntary conditional cash general offer to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (PacNet) to US$11.00 net in cash per share, without interest. This is the final offer price, and we will not increase or revise our offer price further.1

The revised offer price will be extended to all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise prior to expiration of the Offer of any outstanding Options granted under PacNet Share Option Plan. Similarly, the revised offer price will be used to calculate the Option Price under paragraph 3.2.4 of the Options Proposal.

We also announced today an extension of the expiration date of the offer until 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007. The offer was originally scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time, on 7 June 2007.

With the extension of the offer, the Options Proposal made to you has also been similarly extended to 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.

In connection with the offer, we also announced today that we have received an irrevocable undertaking from MediaRing Ltd to tender all PacNet shares held by MediaRing Ltd, being 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) into the offer.

The depositary for the Offer has advised us that, not including the 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet, agreed to be tendered by MediaRing Ltd pursuant to the irrevocable undertaking, approximately 1,929,660 shares, representing approximately 13.94% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer as of 5 June 2007. The revised offer price extends to all tenders previously received.

The Offer remains subject to the same conditions as our original Offer set forth in the Offer to Purchase dated 2 May 2007.

If you wish to exercise all or part of your Options in order to participate in the Offer, you must exercise your Options for PacNet shares and deliver the relevant exercise notice(s) and other required documents and the subscription monies in accordance with the rules of the PacNet Share Option Plan such that you would be able to accept the Offer, and deliver the PacNet shares to which such acceptance relates, by 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007, and otherwise in accordance with, the terms of the Offer to Purchase.

1 Under applicable rules and regulations, Connect is not permitted to further revise the Offer after 15 June 2007 and/or further extend the Offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the Offer in the event of a competing offer.

Alternatively, if you wish to accept the Options Proposal, please sign and return the acceptance forms previously mailed to you to accept the Options Proposal to reach the Depositary at the address listed on the back cover of this Options Proposal before the expiration of the Offer.

If you require further information on the contents of this letter, please contact the Information Agent or the Financial Adviser and Dealer Manager at the telephone numbers and locations listed below:

The Information Agent for the Options Proposal is:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or

Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

or

The Financial Adviser and Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, New York 10020

Lazard Asia Limited
3 Church Street
#14-01 Samsung Hub
Singapore 049483
Call in Singapore: (65) 6534 2011

Yours faithfully,

Connect Holdings Limited

*****

This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.

The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter.